EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY PROGRESS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Nine Months Ended September 30,	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$618	$789	$382	$772	$952	$791
Fixed charges	228	289	291	235	227	219
Deduct:
Pretax loss attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	—	—	(1)	(2)
Total earnings	$846	$1,078	$673	$1,007	$1,180	$1,012

Fixed charges:
Interest on debt, including capitalized portions	$178	$224	$230	$205	$205	$207
Estimate of interest within rental expense	50	65	61	30	22	12
Total fixed charges	$228	$289	$291	$235	$227	$219
Preferred dividends, as defined	—	—	4	4	5	5
Total fixed charges and preferred dividends combined	$228	$289	$295	$239	$232	$224
Ratio of earnings to fixed charges	3.7	3.7	2.3	4.3	5.2	4.6
Ratio of earnings to fixed charges and preferred dividends combined	3.7	3.7	2.3	4.2	5.1	4.5